Clifton Star Resources Inc.:

Ross Glanville Appointed New Board Member

VANCOUVER, BRITISH COLUMBIA--(Marketwire - 01/27/10) - Clifton Star Resources, Inc. (TSX-V:CFO - News)(Frankfurt:C3T - News) is pleased to announce the appointment of Ross Glanville, P Eng, MBA, CGA to the Board of Directors.  Mr. Glanville brings over forty years of resource-related experience in the exploration, financing, development, and operation of a number of mines. Earlier in his career he was Vice President of Wright Engineers, Ltd. and President of Giant Bay Resources Ltd.

Mr. Glanville specializes in valuations of public and private companies engaged in mineral exploration and development of mining projects throughout the world.  He graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972.  In 1974, he obtained an MBA specializing in finance and securities analysis. And in 1980 he became a member of the Certified General Accountants of B.C.  He has been granted a stock option of 500,000 shares at a price of $5.80 for a period of three years.

The Company looks forward to his contribution to the joint venture committee of the exciting Duparquet Gold Project in Quebec. The agreement that was signed with Osisko Mining on Dec. 10, 2009 gives it the right to earn a 50% interest by expending $70 million over four years. It retains the right to increase the rate of expenditure thus accelerating the option period.

On behalf of the Board,

Harry Miller, President

Neither the TSX-Venture Exchange nor the regulatory provider (as the term is defined in the policies of the TSX-Venture Exchange) accepts responsibility for the accuracy or adequacy of this release.

Contacts:

Clifton Star Resources Inc.

Harry Miller

Direct: 425.453.0355

hmiller@cliftonstarresources.com

www.cliftonstarresources.com